EX. 99.28(d)(25)(iii)

Amendment
to Amended and Restated
Investment Sub-Advisory Agreement between
Jackson National Asset Management, LLC
and Pacific Investment Management Company LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Pacific Investment Management Company LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser entered into an Amended and Restated Investment Sub-Advisory Agreement effective as December 1, 2012 (“Agreement”), whereby Adviser appointed Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust.

Whereas, the parties have agreed to amend the following sections of the Agreement:

Section 4.	Aggregation of Orders, in its entirety; and
Section 13.	Acknowledgements of Adviser, to add an additional sub-section thereto.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Replace Section 4. “Aggregation of Orders”, as follows:

4.
Aggregation of Orders. Provided the investment objectives of the Fund are adhered to, the Adviser agrees that the Sub-Adviser may aggregate sales and purchase orders of securities held in the Fund with similar orders being made simultaneously for other accounts managed by the Sub-Adviser or with accounts of the affiliates of the Sub-Adviser, if in the Sub-Adviser’s reasonable judgment such aggregation shall result in an overall economic benefit to the Fund, taking into consideration the advantageous selling or purchase price, brokerage commission and other expenses and may elect, where appropriate, any beneficial regulatory treatment, including real time reporting delays. The Adviser acknowledges that the determination of such economic benefit to the Fund by the Sub-Adviser is subjective and represents the Sub-Adviser’s evaluation that the Fund is benefited by relatively better purchase or sales prices, lower commission expenses and beneficial timing of transactions or a combination of these and other factors.

Add the following provision as sub-section (g) to Section 13. “Acknowledgements of Adviser”, as follows:

g)
“Each Fund listed in Schedule A is a “qualified eligible person” (“QEP”) as defined in Commodity Futures Trading Commission Rule 4.7 (“CFTC Rule 4.7”), and the Adviser will promptly notify the Sub-Adviser if any Fund listed in Schedule A ceases to be a QEP, and hereby consents to be treated as an “exempt account” under CFTC Rule 4.7.”

This Amendment may be executed in two or more counterparts which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 18th day of December 2013, effective December 17, 2013.

Jackson National Asset Management, LLC		Pacific Investment Management Company LLC

By:	/s/ Mark D. Nerud	By:	/s/ Thomas Oherbein
Name:	Mark D. Nerud	Name:	Thomas Oherbein
Title:	President and CEO	Title:	Managing Director